September 15, 2015

Melissa Raminpour

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation
Form 20-F for the Year Ended December 31, 2014
Filed March 30, 2015
File No. 001-34104

Dear Ms. Raminpour,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (the “Company”), we respond as follows to the Staff’s legal comments dated September 2, 2015 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 20-F for the Year Ended December 31, 2014

Operating and Financial Review and Prospects

1. We note from page 54 that you expect to incur costs to comply with more stringent fuel and emission standards. To the extent material, please revise your MD&A to disclose the amount of costs you expect to incur in the future and the timing of such costs. Refer to Item 5 of Form 20-F.

Response: The Company advises the Staff that each of the Company’s vessels is in compliance with the rules and regulations governing air emissions, including Annex VI to the MARPOL Convention and the additional limits on sulfur emissions set forth therein to become effective on January 1, 2020. The costs of compliance with respect to the emission standards discussed in Item 5 of our Form 20-F for the year ended December 31, 2014 were immaterial and in no case in excess of $20,000 per vessel.

With respect to the MARPOL Annex VI amendments expected to be implemented in September 2015 establishing the “Tier III” NOx control standards within ECAs and applied to marine diesel engines installed on ships, the applicable rules apply to newbuilding vessels that will be at “keel laying” building stage after January 1, 2016. The Company does not have any vessels under construction, and thus the Company does not expected to incur a material increase in emission control costs with respect to

THOMPSON HINE LLP ATTORNEYS AT LAW	335 Madison Avenue 12th Floor New York, New York 10017-4611	www.ThompsonHine.com Phone: 212.344.5680 Fax: 212.344.6101

September 15, 2015

this amendment. The Company will continue to monitor these costs and expenses and, to the extent they are material or are expected to become material, will disclose the information identified in this comment, including those disclosures required by Item 5 of Form 20-F.

Critical Accounting Policies

Fair Value of Vessels

Impairment of long-lived Assets Group, page 92

2. We note that in developing your estimates of future undiscounted projected operating cash flows you utilize fixed fleet days’ revenues from existing time charters and an estimated daily time charter equivalent for the unfixed days for remaining economic lives of the vessels based on the combination of recent 10-year average historical one-year time charter rates and your remaining charter agreement rates. Please explain to us how the combination is derived including the weights given to each component. Explain to us why such combination is reasonable given your facts and circumstances and how your rate assumptions compare to actual rates for 2014 and 2015. Finally, please tell us the amounts of potential estimated unrealized loss by which the carrying value exceeds the estimated fair value of the vessels if you were to use the 5-year, 3-year, and 1-year historical averages in lieu of the 10-year historical average.

Response: The Company respectively advises the Staff that in developing the estimates of future undiscounted projected operating cash flows, the Company does not weight the combination of revenues from fixed charters and the recent 10-year average historical one-year time charter rates. The existing time charter rate is only used for fixed days. As of December 31, 2014, the remaining fixed days ranged from 0 to 1,513 days for the Company’s vessels. For unfixed days, the Company solely uses the recent 10-year average historical one-year time charter rates. As the average age of the Company’s vessels, as of December 31, 2014, was 4.5 years and the remaining expected economic life of its vessels was approximately 20.5 years, management believes that performing its impairment test utilizing the 10-year historical average charter rate for similar vessels is reasonable and the most appropriate because the 10-year historical average, widely used in the shipping industry, is most likely to encompass the charter rate cycles that the Company’s fleet will experience over its remaining expected economic life.

The actual average one-year time charter rates for the ten-year period through December 31, 2014 and for the year ended December 31, 2014 as well as year-to-date 2015 were as follows:

	Average Historical One-Year Time Charter Rate
	10-Year Period Through December 31, 2014	Year Ended December 31, 2014	Year-to-date through September 4, 2015
		($/day)
Chemical tanker*	$25,459	$22,202	$35,239
MR2	$18,686	$14,630	$17,167
LR1	$21,602	$15,880	$22,542
VLCC	$41,829	$28,115	$46,917

September 15, 2015

*	10 year average rates of one-year time charter are not available for chemical tankers. Therefore, the Company utilized available market data which is the 10 year average spot rate for chemical tankers. The Company inadvertently did not specify that the 10 year average spot rate was used for chemical tankers in their Annual Report on Form 20-F and in future filings of our Annual Report on Form 20-F will amend our policy to clarify that due to the 10 year average rates of a one-year time charter not being available for chemical tankers, the Company used the 10 year average spot rate for chemical tankers.

In light of the Staff’s comment, the Company will revise its disclosure in future filings of its Annual Report on Form 20-F to include an analysis that shows the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average and the effect the use of each of these rates would have on the Company’s impairment analysis.

The additional disclosure the Company proposes to include in Item 5 “Operating and Financial Review and Prospects” under “Critical Accounting Policies” in its future filings is set forth below:

We determine projected cash flows for unfixed days using an estimated daily time charter rate based on the 10-year historical average (of the one-year charter rate for similar vessels or the average spot rate for chemical tankers). We consider this approach to be reasonable and appropriate. However, for the purposes of presenting our investors with additional information to determine how the Company’s future results of operations may be impacted, we set forth below an analysis that shows the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels or the average spot rate for chemical tankers) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels or the average spot rate for chemical tankers) and the effect the use of each of these rates would have on the Company’s impairment analysis.

	December 31, 2015		December 31, 2014
	Number of Vessels(*)	Amount (U.S.millions)(**)	Number of Vessels(*)	Amount (U.S.millions)(**)
5-year historical average rate			8	15.4
3-year historical average rate			8	39.4
1-year historical average rate			—	—

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

Financial Statements

Note 9: Investments in Affiliates, page F-246

3. We note that during 2014 Navios Midstream effected an IPO and as a result, you deconsolidated the entity as of the date of such IPO. You disclose that as of the IPO date, you no longer held a controlling financial interest in Navios Midstream due to your inability to remove elected directors upon the IPO. Therefore you deconsolidated the investment and accounted for it using the equity method of accounting given that you retain significant influence. Given that you have a 2% general partner interest and a55.5% limited partnership interest, it is unclear why you believe you do not have a controlling financial interest in Navios Midstream.

September 15, 2015

Your disclosure on page F-26 indicates that you delegated powers to the Board of Directors of Navios Midstream and therefore do not have the right to remove such directors. In this regard, please tell us the rights that the remaining limited partner interests hold with regards to removing the general partner and participating rights. You should provide us with a full analysis of your control over Navios Midstream under ASC 810-25-11 and 810-10-55-1. Your analysis should explain the function of the board including how it affects your day to day operations and management decisions and how you overcome the presumption that your 55.5% limited partnership interest did not provide you with a controlling financial interest. In addition, please fully address why your accounting for the common units and subordinated units necessitated different methods of accounting as available for sale and equity method investments, respectively. We may have further comment upon receipt of your response.

Response: As of December 31, 2014, the Company held a 57.5% interest in Navios Maritime Midstream Partners L.P. (“Navios Midstream” or the “Partnership”). The Company’s percentage of the total units outstanding as represented by the General Partner units, common and subordinated units consisted of the following:

	As of December 31, 2014
	NNA’s ownership interest	NNA’s ownership of each class of unit
General partner units	2.0%	100%
Common units	6.5%	13.3%
Subordinated units	49.0%	100%

	57.5%

Although the Company has an interest greater than 50%, it concluded that its interest in Navios Midstream did not represent a controlling financial interest and, accordingly, that consolidation was not appropriate. This conclusion was based on the following:

1.	Determination of consolidation model (variable interest vs. voting): In making this determination, the Company first assessed whether Navios Midstream was a variable interest entity, as that term is defined by ASC 810-10-15-14a through ASC 810- 10-15-14c. The Company concluded that Navios Midstream did not meet any of the criteria set out in ASC 810-10-15-14a through ASC 810-10-15-14c and, accordingly, was not a variable interest entity. As such, the Company analyzed its interest in Navios Midstream under the voting interest model to determine whether it should continue to consolidate Navios Midstream.

September 15, 2015

2.	Assessment of general partnership interest under a voting interest model: Under ASC 810-20-25, the general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. That presumption may be overcome in situations where the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights (ASC 810-20-25-5).

Pursuant to the terms of the partnership agreement, Navios Midstream’s general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the total outstanding units, including units held by Navios Midstream’s general partner and its affiliates, voting together as a single class, and Navios Midstream receives an opinion of counsel regarding limited liability. As noted below, upon the IPO, the general partner irrevocably delegated its authority to the board of directors.

There are two elements of Navios Midstream’ governance structure, that were particularly important to the Company’s analysis under ASC 810-20-25-5, which are as follows:

•	the board of directors of Navios Midstream shall consist of seven (7) directors, three (3) of which shall be appointed by the general partner (an entity controlled by the Company) (“appointed board members”) and the remaining four (4) of which shall be elected by the common unitholders (“elected board members”); and

•	the partnership agreement for Navios Midstream requires that the general partner delegate the authority to oversee and direct the operations, management and policies of Navios Midstream. Under the partnership agreement (Section 7.1), the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations and to manage and determine the strategies and policies of the Partnership on an exclusive basis. Accordingly, the Partnership’s board of directors exercises its authority in various areas, including but not limited to:

•	Reviewing and approving the overall budget for Navios Midstream.

•	Reviewing and approving, through its Conflicts Committee, transactions with related parties, including the purchase of vessels from the Company, interim financing or other related arrangements. The Conflicts Committee (in accordance with the respective definition in Section 7.7 (b) of the partnership agreement) is comprised exclusively of independent directors (as determined by the NYSE’s standards for serving on an audit committee of a board).

•	Reviewing and approving capital decisions, such as the acquisition or disposal of vessels.

•	Reviewing and approving entry into debt arrangements and additional issuances of equity.

September 15, 2015

•	Reviewing and approving matters relating to the management of the Partnership and its fleet. This includes entry or exit from management agreements with the Company.

•	Establishing commercial and chartering strategies.

•	Reviewing and approving the Partnership’s financial statements including quarterly cash distributions.

In summary, although the Company is involved in the Partnership’s affairs, the Partnership’s board of directors determines the extent of the Company’s influence in the management, operations, and affairs of the Partnership.

The omnibus agreement by and between the Company and the Partnership (the “Omnibus Agreement”) grants to the Partnership certain rights of first offer on vessels operating under charters of five years or more. It stipulates that the Company and the Partnership are to negotiate the terms of any disposal or acquisition, including the purchase price, in good faith, but there is no contractual obligation on the part of the Partnership to acquire any vessel from the Company. Further, the Partnership is not prevented from acquiring vessels from parties unrelated to the Company and is free to pursue this course of action should the Partnership’s board of directors so decide.

In the case of the management of the vessel and administrative services, there are no management agreements or administrative agreements between the Company and Navios Midstream.

Accordingly, as of the date of the IPO and through June 30, 2015, the Company concluded, as a result of the additional guidance under ASC 810-20-25-11, that it was unable to control Navios Midstream through its general partnership interest due to the existence of substantive participating rights held by the limited partners (through the common unit holders’ ability to elect a majority of the board of directors of Navios Midstream) that permit the limited partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of Navios Midstream’s business. Any residual rights maintained by the general partner are purely protective in nature and insufficient to control decisions or prevent the common unit holders from having substantive participation rights.

3.	Assessment of overall interest in Navios Midstream under a voting interest model

As noted above, although the Company has an interest greater than 50.0%, 49.0% of the interest is held through subordinated units which are not permitted to vote with respect to the election of four (4) members of the board of directors and regardless of the percentage ownership held through general partner and common units, the Company’s voting power for the election of the elected board members is limited to 4.9% (in accordance with the definition of Outstanding Partnership Securities in the partnership agreement). Therefore, as of the date of the IPO, the Company lost the sole power to appoint, remove or replace the majority four (4) members of the board of Directors and accordingly, the Company is not in a position to solely elect the majority of the board of directors.

Consistent with the conclusions reached above under #2, the Company also concluded that under ASC 810-10-55-1, the Partnership’s common unitholders have substantive participation rights allowing them to participate in the significant financial and operating decisions of the Partnership that are made in the ordinary course of business.

September 15, 2015

Accordingly, as of the date of the IPO and through June 30, 2015, the Company concluded that it was unable to control the board of directors, which is itself responsible for the operations, management and policies of Navios Midstream.

In addition, although legally titled “common units,” the common units enjoy certain preferences by comparison to the subordinated units of Navios Midstream, including in relation to the distribution of dividends and in liquidation. Accordingly, the Company concluded that the 1,242,692 common units held do not constitute “common stock” or “in-substance common stock” as those terms are defined by ASC 323-10-20 (formerly, EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock”) and, as such, should not be subject to the equity method of accounting. Because the common units of Navios Midstream are publicly-traded, the Company further concluded that they should instead be subject to ASC 320, “Investments — Debt and Equity Securities” (formerly, FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”).

Note that the Company’s investment in the subordinated units of Navios Midstream, which do meet the definition of “common stock,” as that term is defined by ASC 323-10-20, are accounted for pursuant to the equity method of accounting.

Note 17: Commitments and Contingencies, page F-40

4. Your disclosure in the second paragraph indicates that entered into a backstop agreement with Navios Midstream that may require you to charter in at least five vessels if the charter rate for such vessels as chartered out by Navios Midstream is below market value. In this regard, please tell us when the determination for each of these vessels will be made as to whether you are required to perform under this agreement. Include in your response your plans for chartering out the vessels that you charter-in from Navios Midstream including any expected losses upon chartering out at below market rates. We may have further comment upon receipt of your response.

Response: The Company respectively advises the Staff that the Company currently has active backstop agreements for two vessels owned by Navios Midstream, the Shinyo Ocean and the Shinyo Kannika. Navios Midstream also has the option to buy three vessels from the Company which, upon acquisition, would also trigger a backstop agreement between the Company and Navios Midstream.

The Company would be expected to perform under the backstop agreements beginning from the scheduled redelivery of each vessel from its current charterer until up to two years after such redelivery. If a new charter rate that is greater than or equal to the agreed upon rate is not available in the open market and Navios Midstream exercises the backstop option (at the date of redelivery), then the Company is expected to charter-in the vessel at the agreed upon rate and on terms substantially the same as the existing or expiring charter party. Conversely, if market charter rates are higher than the agreed upon rate at the scheduled redelivery date, such vessels will be chartered out by Navios Midstream to third-party charterers at prevailing market rates and the Company’s backstop commitment will not be triggered.

September 15, 2015

If one or more of the backstop commitments are trigged, the Company intends to account for the resulting charter-in lease pursuant to ASC 840-10-25 as an operating lease. To the extent that the vessel subject to the backstop commitment is chartered-out by the Company (i.e. subleased) at a rate that is less than the charter-in rate (agreed upon rate), then the Company would recognize a loss at the date the charter-out is executed in accordance with ASC 840-20-25-15.

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

     Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

September 15, 2015

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Acquisition Corporation (the “Company”), pursuant to the Staff’s request in its letter dated September 2, 2015, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou